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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October , 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:
Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299

Press_relations@magicsoftware.com

New iBOLT Offering for Service Level Management

Integration platform for BMCRemedy’s AR-System

Houten, The Netherlands (October 10, 2005), Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, in cooperation with COC N-Tuition AG, announced today iBOLT Remedy, an integration platform for Remedy’s Action Request System for automating Service Management business processes.

BMCRemedy’s Action Request System is a leading platform and development environment for automating Service Management business processes.

The partnership between the two companies in developing iBOLT Remedy is based on COC N-Tuition’s deep knowledge of both Remedy’s AR-System and Magic’s technology. A typical scenario for iBOLT Remedy is the seamless integration of a first level Service Desk implemented with Remedy AR and a second level support organization that uses another support solution. With iBOLT Remedy, the escalation and resolution of support tickets across the support chain is fully automated, secured and monitored, triggering additional processes as appropriate based on each ticket’s content.

“As a solution provider in the area of IT-Service Management, we are pleased that we can now offer our customers a new platform with which all processes and applications of an enterprise can be integrated and optimised,” added B. Carter Looney, COC N-Tuition AG executive.

“With COC n-Tuition we have found a strong partner, who has the business and technology know-how to adapt iBOLT for the streamlining of IT service management processes. This new vertical offering of iBOLT follows other successful vertical and focused offerings such as iBOLT for the Financial Services and iBOLT SE for SAP Business One“ stated Regev Yativ, Managing Director, Magic EMEA.

About COC Group

The COC group focuses on consulting, user and IT infrastructure services for large-scale industry and trade enterprises. By leveraging the achievements of its IT organizations, it supports its customers to adapt to the ever-rising requirements of innovation and cost control.

Its core competency lies in its expertise of user services in helpdesk support and training, with infrastructure services in the areas of client, server and development.

Management consulting, workflow organization, implementation and ITIL complement COC’s technical expertise. In addition, the COC group develops its own products, such as its support management system HelpMatics™ and its template navigation system DocuNize as well as the AR-System related product ARSXML Link, ARSLink for SAP and ARSReport Link. Altogether the COC Group employs 135 highly specialized employees in seven branches in Germany and Austria.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), is a leader in composite application development and deployment platforms, featuring a Service Oriented Architecture (SOA), Application Integration and Business Process Management (BPM). Magic customers rapidly develop and deploy applications, customizing and integrating with existing and legacy systems. Our products build on 20 years of R&D and customer experience, leading the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: October 10, 2005